Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated September 11, 2023
Registration No. 333-271553

Pricing Term Sheet
T-MOBILE USA, INC.
$2,000,000,000
5.750% Senior Notes due 2034 (the “2034 Notes”)
6.000% Senior Notes due 2054 (the “2054 Notes” and, together with the 2034 Notes, the “Notes”)

Pricing Supplement, dated September 11, 2023, to Preliminary Prospectus Supplement, dated September 11, 2023 (the “Preliminary Prospectus Supplement”), of T-Mobile USA, Inc. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined herein have the meanings given them in the Preliminary Prospectus Supplement.

	2034 Notes	2054 Notes

Principal Amount:	$1,000,000,000	$1,000,000,000

Title of Securities:	5.750% Senior Notes due 2034	6.000% Senior Notes due 2054

Final Maturity Date:	January 15, 2034	June 15, 2054

Public Offering Price:	99.855% of principal amount, plus accrued and unpaid interest, if any, from September 14, 2023	99.830% of principal amount, plus accrued and unpaid interest, if any, from September 14, 2023

Coupon:	5.750%	6.000%

Yield-to-Maturity:	5.770%	6.013%

Spread over Reference Treasury:	+148 bps	+163 bps

Reference Treasury:	3.875% UST due August 15, 2033	3.625% UST due May 15, 2053

Reference Treasury Yield:	4.290%	4.383%

Gross Proceeds Before Expenses:	$998,550,000	$998,300,000

Net Proceeds Before Expenses:	$994,800,000	$991,300,000

CUSIP/ISIN Numbers:	CUSIP: 87264A DC6	CUSIP: 87264A DD4
	ISIN: US87264ADC62	ISIN: US87264ADD46

Terms Applicable to All Notes
Issuer:	T-Mobile USA, Inc., a Delaware corporation

Optional Redemption:
Prior to the applicable Par Call Date with respect to each series of Notes, the Issuer may redeem the Notes of such series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

	(i)	100% of the principal amount of the Notes to be redeemed; and

(ii)
(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that such Notes matured on their applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 25 basis points in the case of the 2034 Notes and 25 basis points in the case of the 2054 Notes less (b) unpaid interest accrued to the date of redemption (any excess of the amount described in this bullet point over the amount described in the immediately preceding bullet point, the “Make-Whole Premium”);

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the applicable Par Call Date with respect to each series of Notes, the Issuer may redeem the Notes of such series, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

“Par Call Date” with respect to the applicable Series means:

Series	Par Call Date
2034 Notes	October 15, 2033
2054 Notes	December 15, 2053

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2024 in the case of the 2034 Notes

June 15 and December 15, commencing December 15, 2023 in the case of the 2054 Notes

Record Dates:	January 1 and July 1 in the case of the 2034 Notes
June 1 and December 1 in the case of the 2054 Notes

Underwriters:	Joint Book-Running Managers:
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Wells Fargo Securities, LLC

Commerz Markets LLC
TD Securities (USA) LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Santander US Capital Markets LLC
SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:
ING Financial Markets LLC
NatWest Markets Securities Inc.
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
Siebert Williams Shank & Co., LLC
Telsey Advisory Group LLC

Trade Date:	September 11, 2023

Settlement Date:	September 14, 2023 (T+3)

We expect that delivery of the Notes will be made to investors on or about September 14, 2023, which will be the third business day following the date of this pricing supplement (such settlement being referred to as “T+3”).  Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Form of Offering:	SEC Registered (Registration No. 333-271553)

Denominations:	$2,000 and integral multiples of $1,000

_______________

The Issuer has filed a registration statement (Registration No. 333-271553) (including a Prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Prospectus in that registration statement, the related Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC, for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the Prospectus and related Preliminary Prospectus Supplement if you request it by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at +1 (800) 831-9146 or by email at prospectus@citi.com; Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, by telephone at +1 (866) 718-1649 or by email at Prospectus@morganstanley.com; RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, by telephone at +1 (866) 375-6829 or by email at rbcnyfixedincomeprospectus@rbccm.com; or Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, by telephone at +1 (800) 645-3751 or by email at wfscustomerservice@wellsfargo.com.

No PRIIPs KID: Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the United Kingdom.

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